October 14, 2008

Via Edgar, Facsimile and Federal Express

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C.  20549-7010

Re:	Valcent Products, Inc. Form 20-F for Fiscal Year Ended March 31, 2007 File No. 000-30858

Dear Mr. O’Brien:

This firm represents Valcent Products Inc. (“Valcent” or the “Company”).  We have reviewed your letter dated August 28, 2008 containing comments to the Company’s response letter dated August 15, 2008.  This letter is in response to your August 28, 2008 comment letter.

Form 20-F for the year ended March 31, 2007

Note 2. Prior Period Adjustment and Comparative Figures, page 6

With regards to the restatement of your March 31, 2007 financial statements, please reconcile between the restatement recorded and presented in Note 2 related to convertible debentures to the information provided in your response versus the amounts disclosed in Notes 2 and 10 to your financial statements included in your Form 6-K filed August 15, 2008 differ significantly. It appears that the majority of this difference related to the equity portions allocated to the 2007 debt issuances as presented in your response compared to the equity portions presented in Note 10. Please advise.

Response: In July 2008 the Company hired an outside consultant to value and determine the proper accounting treatment for the convertible notes issued. The restatement disclosed in note 2 of the March 31, 2008 financial statements was a result of the differences between the original values recorded by the Company and the values calculated by the consultant as well as the treatment of the debt discounts.

Mr. Terence O'Brien
October 14, 2008

Note 2. Prior Period Adjustment and Comparative Figures, page 6 - continued

In our response letter of April 21, 2008 we noted the debt discount portions for three of the loans should be expensed immediately. Upon further consideration it was determined these discount amounts should be amortized using the effective interest method over the term of the instrument. The new valuations and accounting treatments are in accordance with CICA Handbook sections 3855, 3861 and EIC-164.

Part of the restatement of the interest expense was due to the restatement of interest from 2006 that should have been amortized which was not contemplated in our response to the April 21 letter.

Reconciliation

The overstatements are:

	Per April 21 letter	Per 2008 financials	Difference
Overstatement of debt	$870,795	$2,558,667	$1,687,872
Overstatement of equity	$676,373	$879,332	$202,959
Overstatement of financing expense	$1,547,168	$2,880,819	$1,333,651

Equity portions of debt per July 2008 valuation:

	Warrant A (CDN)	Warrant B (CDN)	Share option (CDN)	Total (CDN)
US $ 82,200	$30,529	N/A	$25,729	$56,528
US $ 551,666	$170,815	$143,624	$133,141	$447,880
US $ 1,500,000	$364,147	$330,174	$527,962	$1,222,283
US $ 2,000,000	N/A	N/A	$1,572,984	$1,572,984
				$3,299,405
Equity portion of previous debenture after conversion				$348,532
				$3,647,937

Conversions during the year				$(360,079)
				$3,287,858

Equity portion of debt as originally stated in 2007				$4,167,190
Difference				$879,332

Mr. Terence O'Brien
October 14, 2008

Note 2. Prior Period Adjustment and Comparative Figures, page 6 - continued

In the original valuation and bifurcation of the 2007 debentures the equity portion of the debt relating to warrants was valued using the Black-Scholes model. The value of the beneficial conversion feature was based on the intrinsic value on the underlying common shares up to the residual value of the debt, which is the treatment for US GAAP.

When these valuations were re-performed in July of 2008, the warrants and the beneficial conversion feature were valued using Black-Scholes and then the debt was valued using present value techniques and a suitable discount rate. The debentures were then bifurcated on a proportionate basis in accordance with CICA 3855, 3861 and EIC 164.

Non-cash financing expense for 2007 per the July 2008 valuations:

	CDN
US $ 82,200		$55,546
US $ 551,666		$442,211
US $ 1,500,000		$271,544
US $ 2,000,000		$88,436
		$857,737

Non-cash financing expense related to the issuance of debentures in 2007		$4,096,605

Difference		$3,238,868

Adjustment to correct financing fees booked to equity	$	(277,946)
Adjustment due to re-pricing of conversion features	$	(80,103)

		$2,880,819

In the original treatment of the debentures, the debentures were treated as demand loans and it was determined that the debt discount due to the equity portion should be expensed immediately. This resulted in the debt portion being booked at face value and a large non-cash financing expense being recognized in 2007.

Mr. Terence O'Brien
October 14, 2008

Note 2. Prior Period Adjustment and Comparative Figures, page 6 - continued

Upon reevaluation of the treatment of these debentures it was determined that the debt should have been recorded at its discounted amount and then amortized over the term of the debenture using the effective interest method. This had the effect of moving a large amount of interest from 2007 to 2008 when the two largest debentures matured. There were 2 other adjustments made to the interest expense related to the change in the exercise price of warrants issued with the debentures and financing amounts that should have been expensed in 2007.

Debt portions of debentures per July 2008 valuation:

CDN
US $ 82,200	$38,551
US $ 551,666	$199,945
US $ 1,500,000	$494,467
US $ 2,000,000	$790,216
$1,523,179

Interest accrued during the year:
Amortization of debentures issued during 2007	$857,737
Interest charged on 2006 debenture	$136,514
Other interest and penalties charged	$225,032

$2,742,462

Original balance as of March 31, 2007	$5,301,129

Difference	$2,558,667

The debt portion of these debentures was originally recorded at face value. When these instruments were reviewed it was determined they should be recorded at their discounted value and then amortized over the term of the agreement. This meant the original values assigned to them were overstated.

Mr. Terence O'Brien
October 14, 2008

Note 8. Vertigro Joint Venture, page 14

We note your response letter dated July 3, 2008 discusses the accounting treatment of your joint venture and that you would disclose this information in future filings. Please ensure your financial statements filed on Form 20-F include this information.

Response:

The Company will ensure that the financial statements filed on Form 20-F includes information relating to the accounting treatment of the Company’s joint venture with Global Green Securities Inc.  Note 3 Significant Accounting Policies, (a) Principles of consolidation, to our Financial Statements for the years ended March 31, 2008 and 2007 and filed with our From 20-F for the year ended March 31, 2008, includes the following reference:

“These consolidated financial statements also include the Company’s proportionate share of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 8.”

We hope we have adequately addressed your comments.  Please contact me or Theresa M. Mehringer if you have any questions.

Sincerely,

/s/ Peter F. Waltz
Peter F. Waltz

PFW/smd
cc:           Valcent Products, Inc.